1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 21, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 261

Dear Ms. Cole:

This letter responds to your comments with respect to the registration statement of the Company related to iShares MSCI Belgium Capped Investable Market Index Fund (the “Fund”).

The comments were provided in a telephone conversation on December 11, 2012. For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: Please confirm whether the Fund expects to incur acquired fund fees and expenses.

Response: The Company confirms that the Fund is not expected to incur a material amount of acquired fund fees and expenses.

Comment 2: The “Summary of Principal Risks” section includes a risk factor regarding investment in mid-capitalization companies. Please add a reference to the “Principal Investment Strategies” section regarding the Fund’s investment in mid-capitalization companies.

Response: The Company has included the following disclosure in the Principal Investment Strategies section of the Fund’s prospectus to describe the Fund’s investment in mid-capitalization companies: “The Underlying Index may include large-, mid- or small-capitalization companies.”

****

The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer